

INDEPENDENT AUDITORS' REPORT

To the Directors of
Ernst & Young Corporate Finance (Canada) Inc.

We have audited the accompanying statement of financial condition of Ernst & Young Corporate Finance (Canada) Inc. (the "Company") as at June 29, 2018 and the related statements of comprehensive income, changes in stockholder's equity, cash flows and changes in liabilities subordinated to claims of creditors for the year then ended, as required by Rule 17a-5 of the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as at June 29, 2018, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Zeifmans LLP

Toronto, Ontario
August 20, 2018

Chartered Professional Accountants
Licensed Public Accountants

201 Bridgeland Avenue | Toronto
Ontario | M6A 1Y7 | Canada

zeifmans.ca
T: 416.256.4000

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